UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-13488886502

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Baosheng Media Group Holdings Limited’s 2023 Annual General Meeting of Shareholders

At the 2023 annual general meeting of shareholders of Baosheng Media Group Holdings Limited (the “Company”) held on March 6, 2023 at 8:00 p.m. Eastern Time, the shareholders of the Company adopted ordinary resolutions approving the proposals considered at the meeting. A total of 4,594,759 votes, representing 50.23% of the 9,146,812 votes exercisable as of February 13, 2023, the record date, were present in person or by proxy at the meeting. The results of the votes were as follows:

1.	As an ordinary resolution, to approve an increase of authorized share capital of the Company from US$50,000 divided into 31,250,000 ordinary shares of a par value US$0.0016 each to US$60,000 divided into 37,500,000 ordinary shares of a par value US$0.0016 each (the proposal the “Share Capital Proposal”).

Resolution	For	Against	Abstain
Share Capital Proposal	4,580,094	14,510	155
Percentage of Voted Shares:	99.68%	0.31%

2.	As an ordinary resolution, to approve a share consolidation of six (6) ordinary shares with a par value of US$0.0016 each in the Company’s issued and unissued share capital into one (1) ordinary share with a par value of US$0.0096, effective on such date as the Board of Directors of the Company shall determine (the proposal the “Share Consolidation Proposal”).

Resolution	For	Against	Abstain
Share Consolidation Proposal	4,579,718	14,926	115
Percentage of Voted Shares:	99.67%	0.32%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

Date: March 7, 2023	By:	/s/ Shasha Mi
	Name:	Shasha Mi
	Title:	Chief Executive Officer